UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42308

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On October 22, 2026, Click Holdings Limited issued a press release (the “Press Release”) as Exhibit 99.1 to this Form 6-K, announcing its financial results for the fiscal year ended June 30, 2026.

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Exhibit Index

Exhibit No.	Description
99.1	Press Release dated October 22, 2026

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICK HOLDINGS LIMITED

	By:	/s/ Chan Chun Sing
	Name:	Chan Chun Sing
	Title:	Chief Executive Officer, Chairman and Director

Date: October 22, 2026

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